SHUMAKER, LOOP & KENDRICK, LLP
Attorneys at Law
Bank of America Plaza
101 E. Kennedy Blvd
Suite 2800
Tampa, Florida 33602
Paul R. Lynch
813.227.2251
plynch@slk-law.com
December 18, 2009
Via EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Katherine Wray Kevin Dougherty Mail Stop 4561

Re:	Sykes Enterprises, Incorporated Registration Statement on Form S-4 File Number 333-162729 Filed October 29, 2009
Ladies and Gentlemen:
     On behalf of our client, Sykes Enterprises, Incorporated (“Sykes”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 25, 2009 (the “Comment Letter”), with respect to Sykes’ Registration Statement on Form S-4 filed with the Commission on October 29, 2009 (SEC File No. 333-162729) (the “Form S-4”) in connection with its proposed merger with ICT Group, Inc. (“ICT”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to the Form S-4, and we have sent to Ms. Katherine Wray via FedEx two courtesy copies of such Amendment No. 1 marked to show changes from the Form S-4 as filed on October 29, 2009.
     Set forth below are the headings and text of the comments raised in the Comment Letter, followed by Sykes’ and, where appropriate, ICT’s responses thereto.
General
1.	We note that the exchange ratio for determining the number of Sykes shares to be issued in the merger will be based on the market price of Sykes common stock for the “ten consecutive trading days ending on (and including) the third trading day immediately prior to the effective time of the merger.” We note also your disclosure on page 27 that you anticipate closing the merger within a day after the ICT stockholder meeting, such that the share exchange ratio is expected to be known by the time of the vote. Please revise the forepart of your filing, including the summary, to disclose prominently the time period anticipated between the ICT stockholder vote on the proposed merger and the closing of the merger.
It is the intention of the parties to file the Articles of Merger, and that the merger become effective, on the day after the ICT shareholders’ meeting. However, this assumes that all of the conditions to the closing of the merger will have been met or waived on the day after the ICT shareholders’ meeting, which may not be the case, as a number of the conditions are outside the control of the parties. Thus, the exchange ratio cannot be determined with certainty prior to the ICT shareholders’ meeting or, indeed, prior to the actual consummation of the merger. We have revised the disclosure in the S-4 to make this more clear, and have deleted the sentence in the second paragraph of the first Risk Factor, referenced in the Staff’s comment, relating to the determination of the exchange ratio.
2.	Because the number of Sykes shares ICT shareholders will receive in the proposed merger varies based on the market price of Sykes common stock over a ten-day pricing period, please provide in your filing an illustrative table that shows the exchange ratio and amount of cash and number of Sykes shares that ICT shareholders will receive per share of” ICT common stock, using a reasonable range of prices of Sykes common stock.
We have added an illustrative table in the Summary, under the heading Merger Consideration, and in the body of the S-4 under the heading “The Merger Agreement — Merger Consideration”.
Prospectus Cover Page
3.	As it appears that the share exchange ratio may not be determined at the time of the ICT stockholder vote, consider revising the letter to ICT stockholders to state that the number of Sykes shares to be received by them as merger consideration may not be known at the time of their vote.
We have added a sentence to such effect at the end of the first paragraph of the letter to ICT shareholders.
     Questions and Answers about the Merger and Voting Procedures for the Special Meeting. page 1
4.	Please tell us, and disclose if applicable, whether there will be a 1-800 number that ICT stockholders can call prior to the vote to learn the share exchange ratio or, if the actual exchange ratio is not determined prior to the ICT stockholder vote, the share exchange ratio that would be applicable as of the latest practicable date.

As discussed above in the response to comment 1 above, the exchange ratio cannot be determined with certainty until the merger is consummated, and we have revised the disclosure in the S-4 to clarify this fact. In addition, we have added the illustrative table pursuant to comment 3 above. We do not believe that it would be of substantial additional benefit to provide a way for ICT shareholders to call for the exact exchange ratio that would be applicable if the merger were assumed to have been consummated as of any specific date prior to the meeting, since the ratio computed as of any such date is likely to vary from the final ratio. Such a variance is adequately illustrated in the new table.
5.	Since it appears that the actual number of Sykes shares ICT shareholders will receive in the merger may be determined a short time prior to the vote, disclose whether the company will provide a mechanism by which ICT shareholders can quickly change their votes.
As discussed above, the exchange ratio cannot be determined with certainty prior to the ICT shareholders’ meeting, or at any other time prior to the actual consummation of the merger. We have revised the disclosure in the S-4 to clarify this, and we have added the illustrative table pursuant to comment 3 above. There will not be any special mechanism put in place for shareholders to change their votes prior to the ICT shareholders’ meeting.
Opinion of ICT’s Financial Adviser
Engagement of Greenhill, page 49
6.	You disclose that the fee for ICT Group’s financial advisor is approximately $3.7 million, “a substantial portion of which is payable upon consummation of the merger.” Please clarify how much of the $3.7 million fee is contingent upon successful completion of the merger. Please also tell us what thought you have given to adding a risk factor to address the risks posed by the contingent nature of the fee structure.
We believe that the disclosure under “Opinion of ICT’s Financial Advisor — Engagement of Greenhill” on page 49, as revised, is sufficient to describe the nature of the Greenhill fee and the fact that $2.65 million of it is contingent upon consummation of the merger. However, we have revised the S-4 to include an additional risk factor referencing the contingent nature of the fee.
Part II. Information Not Required in Prospectus
Item 21. Exhibits and Financial Statement Schedules
Exhibit 5. Opinion of Shumaker, Loop & Kendrick, LLP
7.	This opinion contains the following assumption: “[W]e assume that the number of shares that may be issued [by Sykes] pursuant to the Merger Agreement will not cause the number of shares of common stock outstanding on the date of issuance, together with shares of common stock reserved for issuance by the company for other purposes, to exceed the number of shares of common stock authorized to be issued pursuant to the company’s Articles of Incorporation.” It is inappropriate for counsel to assume facts that are readily ascertainable. Given the collar around the exchange ratio, it appears that counsel can determine the maximum number of shares that Sykes will be required to issue in the merger and, in turn, ascertain whether the number of shares to be issued will exceed the amount of the company’s authorized shares. Accordingly, please have counsel revise its opinion to remove this assumption, or explain in your response letter why counsel is unable to determine whether the company will have sufficient authorized shares to issue in the merger.
We have revised the opinion to delete the assumption, and have filed the revised opinion as an exhibit to Amendment No. 1.
8.	Please have counsel revise its opinion to remove the first sentence of the penultimate paragraph stating that the opinions are provided solely for the benefit of Sykes. Investors are entitled to rely upon counsel’s legal opinion and this sentence appears to constitute an inappropriate disclaimer of responsibility.
We have revised the opinion as requested, and have filed the revised opinion as an exhibit to Amendment No. 1.
Item 22. Undertakings, page II-2
9.	Please explain why you have not included the undertakings called for by Items 512(a)(5) and (6) of Regulation S-K.
We have added the two undertakings.
Please feel free to contact me at (813) 227-2251 with any questions or comments you may have.
Sincerely,
/s/ Paul R. Lynch
Paul R. Lynch

cc:	James T. Holder, Esq. Sykes Enterprises, Incorporated Richard B. Aldridge, Esq. Justin W. Chairman, Esq. Morgan Lewis & Bockius, LLP